Exhibit 99.2

Notice of Special Meeting of Shareholders to be held on

March 28, 2014

Management Information Circular

March 3, 2014

Table of Contents

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	4
NORTH AMERICAN PALLADIUM LTD. MANAGEMENT INFORMATION CIRCULAR	5
GENERAL INFORMATION	5
EXERCISE OF DISCRETION BY PROXIES	5
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	5
VOTING INFORMATION	6
BUSINESS OF THE MEETING	8
1. APPROVAL OF THE EXERCISE OF THE SERIES 1 WARRANTS	8
2. APPROVAL OF THE TRANCHE 2 OFFERING	11
3. APPROVAL OF AN ALTERNATIVE OFFERING	18
4. OTHER MATTERS	20
EQUITY COMPENSATION	20
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	20
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	20
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS	20
ADDITIONAL INFORMATION	20
DIRECTORS’ APPROVAL	22
SCHEDULE A RESOLUTION: APPROVAL OF THE EXERCISE OF THE SERIES 1 WARRANTS	23
SCHEDULE B RESOLUTION: APPROVAL OF THE TRANCHE 2 OFFERING	24
SCHEDULE C RESOLUTION: APPROVAL OF AN ALTERNATIVE OFFERING	25

INVITATION TO SHAREHOLDERS

March 3, 2014

Dear Shareholder,

On behalf of the board of directors of North American Palladium Ltd. (“NAP” or the “Company”), we invite you to attend the special meeting of shareholders which will take place on Friday, March 28, 2014 at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP at Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada. At the meeting you will be asked to consider and, if thought advisable, approve certain resolutions which, if passed, are expected to enable the Company to raise additional financing for working capital purposes, including capital expenditures at the Company’s Lac des Iles (“LDI”) mine, exploration of the LDI mine at depth and for other general corporate purposes.

We encourage you to read the attached management information circular as it describes who can vote, how to vote, and what the meeting will cover.

If you are unable to attend the meeting in person, we encourage you to vote your common shares by any of the means available to you, as described in the management information circular and the form of proxy.

Additional documentation and information concerning NAP is available on our website at www.nap.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Paper copies may also be requested free of charge from our Corporate Secretary.

Sincerely,

/s/ Robert J. Quinn	/s/ Phil du Toit
Robert J. Quinn	Phil du Toit
Chairman of the Board	President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NORTH AMERICAN PALLADIUM LTD.
200 Bay St., Suite 2350
Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J2

Notice is hereby given that the special meeting of shareholders (the “Meeting”) of North American Palladium Ltd (“NAP” or the “Company”) will be held on Friday, March 28, 2014, at 9:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP at Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1.

To consider, and if thought fit, pass a resolution approving the exercise of the Series 1 Warrants (as defined below), as more fully described in the accompanying management information circular (the “Circular”);

2.	To consider, and if thought fit, pass a resolution approving the Tranche 2 Offering (as defined below), as more fully described in the Circular;

3.	To consider, and if thought fit, pass a resolution approving an Alternative Offering (as defined below), as more fully described in the Circular; and

4.	To transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

A copy of the Circular and form of proxy with respect to the matters to be dealt with at the Meeting are included herewith.

By resolution of the board of directors of the Company, shareholders of record at the close of business on February 18, 2014 are entitled to notice of and to vote at the Meeting in person or by proxy.

Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. by no later than 9:00 a.m. (Toronto time) on Wednesday, March 26, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

DATED at Toronto, Ontario as of March 3, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert J. Quinn
Robert J. Quinn
Chairman of the Board

NORTH AMERICAN PALLADIUM LTD.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

This circular dated March 3, 2014 (the “Circular”) is furnished in connection with the solicitation of proxies by the board of directors of the Company to be used at the special meeting (the “Meeting”) of the shareholders of the Company to be held at the time, place and for the purposes indicated in the enclosed Notice of Special Meeting of Shareholders (the “Notice”) and any adjournment or postponement thereof.

NAP will be sending proxy-related materials directly to non-objecting beneficial owners under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The management of NAP does not intend to pay for intermediaries to forward to objecting beneficial owners (each, an “OBO”) under NI 54-101 the proxy-related materials and Form 54-101F7 — Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Unless otherwise indicated, the information in this Circular is dated as of February 28, 2014 and all dollar or “$” figures in this Circular refer to Canadian dollars. Unless the context requires otherwise, “NAP”, the “Company”, “we”, “our” or “us” means North American Palladium Ltd. and “Common Shares” means the common shares in the capital stock of North American Palladium Ltd.

Exercise of Discretion by Proxies

The Common Shares of the Company represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

The persons named in the enclosed form of proxy will have discretionary authority with respect to any amendments or variations of the matters referred to in the Notice or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine or contested. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principal Holders Thereof

At the close of business on February 18, 2014, the record date for the Meeting (the “Record Date”), 244,645,558 Common Shares were issued and outstanding. Each Common Share entitles its holder to one vote on each matter voted on at the Meeting.

As of the Record Date, to the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to the voting securities of the Company.

VOTING INFORMATION

Who is soliciting my proxy?

The board of directors of NAP is soliciting your proxy for use at the Meeting.

What will I be voting on?

You will be voting on:

  the approval of the exercise of the Series 1 Warrants;

  the approval of the Tranche 2 Offering;

  the approval of an Alternative Offering; and

  any other business that may properly be brought before the Meeting which is put to a vote.

How will these matters be decided at the Meeting?

A majority of votes of Disinterested Shareholders (as defined below) cast, by proxy or in person, will constitute approval of (i) the exercise of the Series 1 Warrants, (ii) the Tranche 2 Offering, and/or (iii) an Alternative Offering.

A majority of votes cast, by proxy or in person, will constitute approval of any other matters that come before the Meeting.

How many votes do I have?

You will have one vote for every Common Share you own at the close of business on the Record Date.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the Meeting or by proxy, as explained below under the heading “How do I vote by proxy?”. If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading “How can a non-registered shareholder vote?”.

How do I vote by proxy?

In addition to voting in person at the Meeting, you may vote by mail by completing the enclosed form of proxy and returning it in the enclosed envelope to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. You may also appoint a person or company (such person or company need not be a shareholder), other than the person or company, if any, named in the form of proxy, to represent you at the Meeting by inserting the person’s name in the blank space provided in the proxy and returning the proxy no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment or postponement thereof. You may also vote by telephone or via the Internet. To vote by telephone, in Canada and the United States only, call the toll free number listed on the proxy using a touch-tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the form of proxy.

To be effective, all forms of proxy must be deposited with Computershare Investor Services Inc. by no later than 9:00 a.m. (Toronto time) on Wednesday, March 26, 2014 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and the Chairman of the

Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

How will my proxy be voted?

On the form of proxy, you can indicate how you would like your proxyholder to vote your Common Shares for any matter put to a vote at the Meeting and on any ballot, and your Common Shares will be voted accordingly. If you do not indicate how you want your Common Shares to be voted, the persons named in the form of proxy intend to vote your Common Shares in the following manner:

  FOR the approval of the exercise of the Series 1 Warrants;

  FOR the approval of the Tranche 2 Offering;

  FOR the approval of an Alternative Offering; and

  FOR management’s proposals generally.

What if I want to revoke my proxy?

You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing, to revoke your proxy. This request must be delivered to NAP’s address (as listed in this Circular) before the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof immediately prior to the commencement or adjournment(s) thereof.

If you submit your proxy by telephone or via the Internet, you may revoke your proxy by entering the proxy system (telephone or Internet) in the same manner and submitting another proxy at any time up to and including the last business day preceding the date of the Meeting. A proxy submitted later will supersede any prior proxy submitted.

How are proxies solicited?

The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Company for which no additional compensation will be paid.

How can a non-registered shareholder vote?

If your Common Shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Common Shares are voted at the Meeting. If you are a non-registered shareholder, you should have received this Circular, together with a voting instruction form from your intermediary. To vote in person at the Meeting, follow the instructions set out on the voting instruction form, appoint yourself a proxyholder and return the voting instruction form in the envelope provided.

BUSINESS OF THE MEETING

1.	Approval of the Exercise of the Series 1 Warrants

On January 13, 2014, the Company announced an offering of up to $75 million aggregate principal amount of unsecured subordinated convertible debentures and warrants to be conducted in two tranches.

The first tranche of the offering (“Tranche 1 Offering”) was comprised of $32 million aggregate principal amount of 7.5% convertible unsecured subordinated series 1 debentures of the Company due January 31, 2019 (the “Series 1 Debentures”) and, for no additional consideration, series 1 common share purchase warrants that entitle the holders thereof to purchase up to 33.33% of the number of common shares of the Company (“Common Shares”) into which each $1,000 principal amount of Series 1 Debentures purchased by the holders were convertible at the initial fixed conversion price (the “Series 1 Warrants”). The terms of the Tranche 1 Offering were negotiated by the Company with arm’s length parties. On January 31, 2014, and February 10, 2014, the Company closed the Tranche 1 Offering for aggregate gross proceeds of $32 million. The Series 1 Warrants represent the right to acquire up to 16,797,223 Common Shares based on the conversion price of the Series 1 Debentures.

Voting Exclusion. The Toronto Stock Exchange (“TSX”) has determined that the issuance of Common Shares under the Series 1 Warrants is subject to Section 607(e) of the TSX Company Manual because of the “full-ratchet” anti-dilution provisions of the Series 1 Warrants (described below) which could result in the exercise price of the Series 1 Warrants being below the market price of the underlying Common Shares, as contemplated by Section 608(a) of the TSX Company Manual, and because the total dilution to current shareholders resulting from the Tranche 1 Offering will be in excess of 25% of the number of Common Shares issued and outstanding prior to the closing of the Tranche 1 Offering, as contemplated by Section 607(c) of the TSX Company Manual. The TSX has required that, in order to be exercised, the Series 1 Warrants must be approved by a majority of holders of outstanding Common Shares as of the Record Date excluding the votes attaching to Common Shares beneficially owned, directly or indirectly, by holders of the Series 1 Warrants and their associates and affiliates (the “Disinterested Shareholders”), present or represented by proxy at a meeting of shareholders (“Disinterested Shareholder Approval”). Disinterested Shareholders will be asked to pass an ordinary resolution approving the exercise of the Series 1 Warrants.

As of the Record Date, to the Company’s knowledge, approximately 4,315,203 Common Shares were held by significant holders of the Series 1 Warrants. As such, the Company expects approximately 4,315,203 Common Shares, or 1.76% of the issued and outstanding Common Shares as of the Record Date, to be ineligible to be voted in the Disinterested Shareholder Approval. In addition, each form of proxy and voting information form will contain a statement confirming that such shareholder does not beneficially own, directly or indirectly, any Series 1 Warrants, and therefore is eligible to vote its Common Shares. As a result, it is possible that additional Common Shares will be ineligible to be voted.

A holder is not permitted to convert the Series 1 Debentures or exercise the Series 1 Warrants, nor accept Common Shares issued in connection with the Series 1 Debentures or Series 1 Warrants, if as a result the holder or any of its affiliates would beneficially own greater than 9.9% of the outstanding voting securities of the Company (the “Maximum Percentage”). As a result of the Maximum Percentage restriction, the Tranche 1 Offering has not, and is not expected to, result in a change of control of the Company or result in any new insiders of the Company. To the knowledge of the Company, no insiders of the Company have participated in the Tranche 1 Offering.

Except as described below, the material attributes and characteristics of the Series 1 Warrants are substantially identical to the expected terms of the Series 2 Warrants (as defined further below under the heading “2. Approval of the Tranche 2 Offering”), including those provisions described below regarding the “cashless exercise feature”. A form of warrant certificate for the Series 1 Warrants which sets out the terms of the Series 1 Warrants has been filed electronically and can be viewed under the Company’s profile on www.sedar.com.

If the shareholders approve the exercise of the Series 1 Warrants, the Company anticipates that the terms of the Series 1 Warrants will be amended, subject to obtaining a written resolution of the holders of the Series 1 Warrants, such that they are amended and restated and issued under and governed by an indenture. The key characteristics of the Series 1 Warrants are expected to remain unchanged. If such a resolution is passed, a copy of the resulting indenture will be filed under the Company’s profile on www.sedar.com after it is entered into and the Company may apply to list the Series 1 Warrants on the TSX.

Each Series 1 Warrant allows the holder to purchase one Common Share for $0.762 which is equal to the Series 1 Debenture conversion price plus a 20% premium (the “Series 1 Warrant Exercise Price”). The Series 1 Warrant Exercise Price may be reduced as a result of anti-dilution adjustments, as described below.

Provided that Disinterested Shareholder Approval is obtained, the Series 1 Warrants may be exercised on any day on or after receiving Disinterested Shareholder Approval, and ending on the third anniversary of receiving Disinterested Shareholder Approval. Pursuant to their terms, if Disinterested Shareholder Approval is not obtained by March 30, 2014, the Series 1 Warrants will expire.

The Series 1 Warrants contain “full-ratchet” anti-dilution provisions, which means that (with certain exceptions) any new issuances of Common Shares or securities convertible into Common Shares, as applicable, at a price or exercise price below the Series 1 Warrant Exercise Price will result in the Series 1 Warrant Exercise Price being reduced to match the price or exercise price, as applicable, of such new issuance of Common Shares or securities convertible into Common Shares. Simultaneously with any adjustment to the exercise price, the number of Common Shares that may be purchased upon the exercise of a Series 1 Warrant would also be increased or decreased proportionately to maintain the same aggregate exercise price. Examples of the operation of these provisions are set forth in Example A below. The following are for example purposes only and if Common Shares were issued at a higher or lower price than indicated below, dilution would decrease or increase accordingly.

Example A – Impact of Issuance of Common Shares or Securities Convertible into Common Shares below the Series 1 Warrant Exercise Price.

Event	Number of Series 1 Warrants	Series 1 Warrant Exercise Price	Common Shares Issued on Exercise of Series 1 Warrants	Aggregate Exercise Price	Dilution(1)
As of the date of this Circular	16,796,223	$0.762	16,796,223	$12,798,722	6.24%
Following a future issuance of Common Shares at $0.50	16,796,223	$0.50	25,597,444	$12,798,722	9.52%
Following a future issuance of Common Shares at $0.40	16,796,223	$0.40	31,996,805	$12,798,722	11.90%
Following a future issuance of Common Shares at $0.30	16,796,223	$0.30	42,662,406	$12,798,722	15.86%
Following a future issuance of Common Shares at $0.20	16,796,223	$0.20	63,993,610	$12,798,722	23.79%

(1)

Reflects the proportion of Common Shares issuable in each event relative to the 268,984,277 Common Shares issued and outstanding as of February 28, 2014 and assuming the Series 1 Warrants are fully exercised.

Special “full-ratchet” anti-dilution provisions will also apply to reduce the Series 1 Warrant Exercise Price to the exercise price of the Series 2 Warrants, in the event the Series 2 Warrants are issued and have an exercise price below the Series 1 Warrant Exercise Price. However, there is no corresponding adjustment to the number of Common Shares that may be acquired upon the exercise of a Series 1 Warrant in such circumstances. Examples of the operation of this special anti-dilution provision are set forth in Example B below.

Example B – Impact of Issuance of Series 2 Warrants at an exercise price below the Series 1 Warrant Exercise Price.

Event	Number of Series 1 Warrants	Series 1 Warrant Exercise Price	Common Shares Issued on Exercise of Series 1 Warrants	Aggregate Exercise Price	Dilution(1)
As of the date of this Circular	16,796,223	$0.762	16,796,223	$12,798,722	6.24%
Following the issuance of Series 2 Warrants at an exercise price of $0.60	16,796,223	$0.60	16,796,223	$10,077,734	6.24%
Following the issuance of Series 2 Warrants at an exercise price of $0.48	16,796,223	$0.48	16,796,223	$8,062,187	6.24%
Following the issuance of Series 2 Warrants at an exercise price of $0.36	16,796,223	$0.36	16,796,223	$6,046,640	6.24%

(1)

Reflects the proportion of Common Shares issuable in each event relative to the 268,984,277 Common Shares issued and outstanding as of February 28, 2014 and assuming the Series 1 Warrants are fully exercised.

Where the provisions of the Series 1 Warrants are not strictly applicable, or, if applicable, would not operate to protect a holder from dilution, the Company’s board of directors would, in good faith, be required to determine and implement an appropriate adjustment to the Series 1 Warrant Exercise Price and the number of Common Shares issuable upon the exercise of the Series 1 Warrants. Should a holder of Series 1 Warrants not accept such adjustments as appropriately protecting its interests against dilution, the Company’s board of directors shall be required to refer the matter to an independent investment bank of nationally recognized standing, whose determination shall be final and binding.

Subject to TSX approval, if at any time the Company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the holders of Common Shares (the “Purchase Rights”), then a holder of Series 1 Warrants will be entitled to acquire the aggregate Purchase Rights which the holder could have acquired if the holder had held the number of Common Shares acquirable upon complete conversion of the holder’s Series 1 Warrants. Subject to certain terms and conditions and TSX approval, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to all or substantially all of the holders of Common Shares, by way of return of capital or otherwise (each, a “Distribution”), Series 1 Warrant holders are entitled to participate in such distribution to the same extent that the holder would have participated therein if the holder had then held the number of Common Shares acquirable upon complete exercise of the holder’s Series 1 Warrants.

The Series 1 Warrants provide that, prior to the consummation of fundamental transactions in which holders of Common Shares will receive securities, cash, assets or other property with respect to or in exchange for Common Shares (each, a “Corporate Event”), the Company and the successor entity (including its parent entity) are required to make appropriate provision to ensure that holders of the Series 1 Warrants will thereafter have the right, as a result of such Corporate Event, to receive, in lieu of the Common Shares issuable prior to such Corporate Event, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the holder would have been entitled to receive had the holder’s Series 1 Warrants been exercised immediately prior to the effective date of the Corporate Event (without regard to any limitations on the conversion of Series 1 Debentures).

The Series 1 Warrants are subject to a mandatory exercise right that, under certain circumstances, can enable the Company to require holders of the Series 1 Warrants to exercise all, but not less than all, of their Series 1 Warrants.

Voting Recommendation

The board of directors of the Company recommends that shareholders consider voting FOR the resolution approving the exercise of the Series 1 Warrants (the full text of such resolution is set out in Schedule A).

The board of directors notes that the Tranche 1 Offering was undertaken to seek to remedy the serious financial difficulties faced by the Company at the time and therefore has agreed to put forth a recommendation that shareholders vote in favour of the resolution.

2.	Approval of the Tranche 2 Offering

If the proposed second tranche offering (“Tranche 2 Offering”) proceeds as expected, it will be comprised of up to $43 million aggregate principal amount of up to 7.5% convertible unsecured subordinated series 2 debentures of the Company due five years after their original date of issue (the “Series 2 Debentures”), and for no additional consideration series 2 Common Share purchase warrants that will entitle the holders thereof to purchase up to 33.33% of the number of Common Shares of the Company into which each $1,000 principal amount of Series 2 Debentures purchased are convertible at the initial fixed conversion price (the “Series 2 Warrants”). The features of the Tranche 2 Offering have been, and will be, negotiated by the Company with arm’s length parties. The Company may apply to list the Series 2 Debentures and the Series 2 Warrants on the TSX.

The Series 2 Debentures are expected to be convertible by holders into Common Shares at a conversion price (the “Conversion Price”), which is expected to be based on the recent volume weighted average price (“VWAP”) of the Common Shares ending on the trading day immediately prior to the filing of a prospectus supplement for the Tranche 2 Offering. Holders converting their Series 2 Debentures are expected to receive all accrued and unpaid interest thereon up to, but excluding, the date of conversion, as well as a Make-Whole Amount (as defined below). Each Series 2 Warrant is expected to allow the holder to purchase one Common Share at an exercise price equal to the Conversion Price plus a 20% premium (the “Series 2 Warrant Exercise Price”). The Conversion Price and the Series 2 Warrant Exercise Price may be reduced as a result of anti-dilution adjustments, as described below.

The Company has committed not to issue: (a) more than $43 million aggregate principal amount of Series 2 Debentures; (b) the Series 2 Debentures if the Conversion Price would be less than $0.30; and (c) the Series 2 Warrants if the Series 2 Warrant Exercise Price would be less than $0.36. The tables in Examples C, D, E, F and G below illustrate the number of Common Shares that would be issuable under the Series 2 Debentures and Series 2 Warrants under various Conversion Price scenarios.

Voting Exclusion. The TSX has determined that the Tranche 2 Offering is subject to Section 607(e) of the TSX Company Manual because of the “full-ratchet” anti-dilution provisions of the Series 2 Debentures and the Series 2 Warrants, which could result in the Series 2 Warrant Exercise Price being below the market price of the underlying Common Shares, as contemplated by Section 608(a) of the TSX Company Manual and the Conversion Price being below the allowable discounts under Section 610(a) of the TSX Company Manual, and because the total dilution to current shareholders resulting from the Tranche 2 Offering may be in excess of 25% of the number of Common Shares currently issued and outstanding, as contemplated by Section 607(c) of the TSX Company Manual.

As a result, the TSX has required that the Tranche 2 Offering be approved by a majority of Disinterested Shareholders, present or represented by proxy at a meeting of shareholders. Disinterested Shareholders will be asked at the Meeting to pass an ordinary resolution approving the proposed issuance of the Series 2 Debentures and Series 2 Warrants. The material attributes and characteristics of the proposed Series 2 Debentures and Series 2 Warrants are summarized below, subject to such amendments, changes, additions and alterations thereto as the board of directors of the Company may approve, or as may be required by the TSX or any other applicable regulatory authority. In order to obtain Disinterested Shareholder Approval, the Tranche 2 Offering must be approved by a majority of holders of outstanding Common Shares as of the Record Date excluding the votes attaching to Common Shares beneficially owned, directly or indirectly, by holders of the Series 1 Warrants and their associates and affiliates, see “1. Approval of the Exercise of the Series 1 Warrants - Voting Exclusion”.

Series 2 Debentures

The Series 2 Debentures are expected to be issued under the indenture dated January 31, 2014 (the “Principal Indenture”), as supplemented by a second supplemental indenture to be dated as of the closing date of the Tranche 2 Offering (the “Supplemental Indenture”, together with the Principal Indenture, the “Indenture”), among the Company, Computershare Trust Company of Canada, as Canadian trustee, and Computershare Trust Company, N.A., as United States trustee (together the “Debenture Trustees”). The Series 2 Debentures are expected to bear interest from the date of issue at a rate of up to 7.5% per annum, which is payable semi-annually in arrears (each such payment date, an “Interest Payment Date”). Subject to certain conditions, any accrued and unpaid interest on the Series 2 Debentures may be paid in Common Shares at the Company’s option.

The number of Common Shares issuable in respect of accrued and unpaid interest is expected to be determined by dividing the aggregate amount of accrued and unpaid interest by an interest conversion price, being equal to the quotient of (i) the sum of each of the five daily VWAPs of the Common Shares for each of the five consecutive trading days ending two trading days preceding such Interest Payment Date, conversion date or other date of determination divided by (ii) five (the “Interest Conversion Price”). Subject to the Company’s arm’s length negotiations with prospective purchasers and/or the agents to the Tranche 2 Offering, the formula used to determine the Interest Conversion Price may be amended to more closely align with the definition of VWAP in the TSX Company Manual. All such determinations are expected to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

The “Make-Whole Amount” will represent the amount of unaccrued and unpaid interest that would have been paid if such Series 2 Debenture were held to maturity, reduced by 1% for each 1% that the five-day VWAP of the Common Shares on the TSX ending two trading days preceding the date of conversion exceeds the Conversion Price (prorated for increments less than 1%). The number of Common Shares issuable in respect of the Make-Whole Amount is expected to be, with respect to the applicable date of determination, an amount equal to the product of (i) all of the interest that, but for an applicable conversion or a Company optional redemption pursuant to the Series 2 Debentures (as the case may be), would have accrued with respect to the applicable conversion amount being so converted or the principal amount being redeemed pursuant to such Company optional redemption (as the case may be) for the period commencing on the applicable conversion date for such conversion or the Company optional redemption date for such Company optional redemption (as the case may be) and ending on the maturity date multiplied by (ii) the “Make-Whole Adjustment”, being with respect to a particular date of determination of the applicable Make-Whole Amount (1) if the applicable Make-Whole VWAP (as defined below) is less than or equal to the Conversion Price in effect as of such date of determination or if such Make-Whole Amount is being calculated in connection with a Company optional redemption, or (2) if the applicable Make-Whole VWAP exceeds the Conversion Price in effect as of such date of determination, an amount equal to the difference between (x) 1 minus (y) the quotient of (I) the difference between (A) the applicable Make-Whole VWAP minus (B) the Conversion Price in effect as of such date of determination divided by (II) the Conversion Price in effect as of such date of determination. “Make-Whole VWAP” means, with respect to the determination of the applicable Make-Whole Amount, the price equal to the quotient of (i) the sum of each of the five daily VWAPs of the Common Shares for each of the five consecutive trading days ending two trading days preceding such date of determination divided by (ii) five. Subject to the Company’s arm’s length negotiations with prospective purchasers and/or the agents to the Tranche 2 Offering, the formula used to determine the Make-Whole VWAP may be amended to more closely align with the definition of VWAP in the TSX Company Manual. All such determinations are expected to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period.

The Company expects that the Series 2 Debentures will restrict holders from converting Series 2 Debentures or accepting Common Shares issued in satisfaction of interest, on account of a Make-Whole Amount, make-whole tax amounts, late charges or upon mandatory conversion if, as a result of such conversion, exercise, or payment the holder or any of its affiliates will beneficially own greater than the Maximum Percentage. As a result of the Maximum Percentage restriction, the Tranche 2 Offering is not expected to result in a change of control of the Company or result in any new insiders of the Company. To the Company’s knowledge, no insiders of the Company are expected to participate in the Tranche 2 Offering.

Examples of the operation of the make-whole provision are set forth in Example C below.

Example C – Impact of Conversion of Series 2 Debentures.

Event	Common Shares issuable upon conversion of Series 2 Debentures(1)	Common Shares issuable under Series 2 Debenture Interest/Make-Whole(2)	Total Common Shares issuable upon conversion of Series 2 Debentures and Interest/Make-Whole(3)	Dilution from total additional Common Shares issuable upon conversion of Series 2 Debentures and Interest/Make-Whole (4)
Series 2 Debenture Conversion Price of $0.50	86,000,000	32,250,000	118,250,000	43.96%
Assuming a Series 2 Debenture Conversion Price of $0.40	107,500,000	40,312,500	147,812,500	54.95%
Assuming a Series 2 Debenture Conversion Price of $0.30	143,333,333	53,750,000	197,083,333	73.27%

(1)	Assuming the issuance of $43,000,000 principal amount of Series 2 Debentures.
(2)

Assuming an Interest/Make-Whole Amount of $16,125,000, assuming conversion of Series 2 Debentures on day 1 and all Make-Whole Amounts are paid in Common Shares at the Conversion Price. The actual Interest and Make-Whole Amounts will be based on market price at the time, and subject to a Make-Whole Adjustment (as defined above), in the event the then market price of the Common Shares is greater than the Conversion Price, which may result in a different number of shares being issued, as further described under “Series 2 Debentures” above.

(3)

The table illustrates the number of Common Shares that would be issuable solely under the Series 2 Debentures under various Conversion Price scenarios and does not reflect any adjustments to the Conversion Price as a result of anti-dilution provisions.

(4)	Based on 268,984,277 Common Shares issued and outstanding as of February 28, 2014, and assuming the full conversion of the Series 2 Debentures, and the assumptions described in notes (1) to (3) above.

The Series 2 Debentures are also expected to contain provisions providing that, under certain circumstances, the Series 2 Debentures may be optionally redeemed for cash or mandatorily converted into Common Shares, at or prior to maturity.

The Series 2 Debentures are expected to contain “full-ratchet” anti-dilution provisions, which means that (with certain exceptions), any new issuances of Common Shares or securities convertible into Common Shares at a price or conversion price, as applicable, below the Conversion Price would result in the Conversion Price being reduced to match the price or conversion price of such new issuance of Common Shares or securities convertible into Common Shares, as applicable. Examples of the operation of these provisions are set forth in Example D below. The following are for example purposes only and if Common Shares were issued at a higher or lower price than indicated below, dilution would decrease or increase accordingly.

Example D – Impact of Issuance of Common Shares or Securities Convertible into Common Shares below the Series 2 Debenture Conversion Price.

Event	Adjusted Series 2 Debenture Conversion Price (1)	Common Shares issuable upon conversion of Series 2 Debentures(2)	Common Shares issuable under Series 2 Debenture Interest/Make-Whole(3)	Total Common Shares issuable upon conversion of Series 2 Debentures and Interest/Make-Whole	Dilution from total additional Common Shares issuable upon conversion of Series 2 Debentures and Interest/Make-Whole(4)
Following a future issuance of Common Shares at $0.50	$0.50	86,000,000	32,250,000	118,250,000	43.96%
Following a future issuance of Common Shares at $0.40	$0.40	107,500,000	40,312,500	147,812,500	54.95%
Following a future issuance of Common Shares at $0.30	$0.30	143,333,333	53,750,000	197,083,333	73.27%
Following a future issuance of Common Shares at $0.20	$0.20	215,000,000	80,625,000	295,625,000	109.90%

(1)	Assuming an initial Conversion Price above $0.50.

(2)	These amounts assume a total subscription of $43 million Series 2 Debentures, and reflect the number of Common Shares issuable upon conversion, as well as Common Shares issuable under Series 2 Debenture interest and Make-Whole assuming all interest and Make-Whole Amounts are paid in Common Shares at the Conversion Price.
(3)	Assuming a Make-Whole Amount of $16,125,000, assuming conversion of Tranche 2 Debentures on day 1 and all Make-Whole Amounts are paid in Common Shares at the Conversion Price (for the purposes of this table, the issuance below the Conversion Price is also assumed to occur on day 1). The actual Make-Whole Amounts will be based on market price at the time, and subject to a Make-Whole Adjustment (as defined above) in the event the then market price of the Common Shares is greater than the Conversion Price, which may result in a different number of shares being issued, as further described under “Series 2 Debentures” above.
(4)	Reflects the proportion of shares issuable in each event relative to the 268,984,277 Common Shares issued and outstanding as of February 28, 2014.

It is expected that the Series 2 Debentures will have rights in respect of Purchase Rights, Distributions and Corporate Events similar to those of the Series 2 Warrants, which are described below. It is further expected that, where the provisions of the Series 2 Debentures are not strictly applicable, or, if applicable, would not operate to protect a holder from dilution, the Company’s board of directors will, in good faith, be required to determine and implement an appropriate adjustment in the Conversion Price. Should a holder of Series 2 Debentures not accept such adjustments as appropriately protecting its interests against dilution, it is expected that the Company’s board of directors would be required to refer the matter to an independent investment bank of nationally recognized standing, whose determination would be final and binding.

Series 2 Warrants

The Series 2 Warrants are expected to be exercisable on any day on or after their date of issuance, and ending on the third anniversary of the date of issuance.

The Company expects that the Series 2 Warrants will prohibit a Series 2 Warrant holder from exercising any Series 2 Warrants if, as a result of such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.9% of the number of Common Shares issued and outstanding immediately after giving effect to the exercise.

It is anticipated that the Series 2 Warrants will be issued under an indenture. If so, a copy of the resulting indenture will be filed under the Company’s profile on www.sedar.com.

The Series 2 Warrants are expected to contain “full-ratchet” anti-dilution provisions, which means that (with certain exceptions), any new issuances of Common Shares or securities convertible into Common Shares at a price or exercise price, as applicable, below the Series 2 Warrant Exercise Price, would result in the Series 2 Warrant Exercise Price being reduced to match the price or exercise price of such new issuance of Common Shares or securities convertible into Common Shares, as applicable. It is also expected that, simultaneously with any adjustment to the exercise price, the number of Common Shares that may be purchased upon the exercise of a Series 2 Warrant will also be increased or decreased proportionately, in a manner similar to the Series 1 Warrants. Examples of the operation of these provisions are set forth in Example E below.The following are for example purposes only and if Common Shares were issued at a higher or lower price than indicated below, dilution would decrease or increase accordingly.

Example E – Impact of Issuance of Common Shares or Securities Convertible into Common Shares below the Series 2 Warrant Exercise Price.(1)

Event	Number of Warrants	Series 2 Warrant Exercise Price	Common Shares Issued on Exercise of Series 2 Warrants	Aggregate Exercise Price	Dilution(2)
Assuming a Series 2 Debenture Conversion Price of $0.50	28,663,800	$0.60	28,663,800	$17,198,280	10.66%
Following a future issuance of Common Shares at $0.40	28,663,800	$0.40	42,995,700	$17,198,280	15.98%
Following a future issuance of Common Shares at $0.30	28,663,800	$0.30	57,327,600	$17,198,280	21.31%
Following a future issuance of Common Shares at $0.20	28,663,800	$0.20	85,991,400	$17,198,280	31.97%

(1)	Assuming a total subscription of $43 million Series 2 Debentures, and a Conversion Price of $0.50.
(2)	Reflects the proportion of shares issuable in each event relative to the 268,984,277 Common Shares issued and outstanding as of February 28, 2014, and assuming a full exercise of the Series 2 Warrants.

It is expected that where the provisions of the Series 2 Warrants are not strictly applicable, or, if applicable, would not operate to protect a holder from dilution, the Company’s board of directors will, in good faith, be required to determine and implement an appropriate adjustment in the Series 2 Warrant Exercise Price and the number of Common Shares issuable upon the exercise on the Series 2 Warrants. Should a holder of Series 2 Warrants not accept such adjustments as appropriately protecting its interests against dilution, it is expected that the Company’s board of directors would be required to refer the matter to an independent investment bank of nationally recognized standing, whose determination would be final and binding.

It is expected that if at any time the Company fixes a record date for the issuance of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them for a period expiring not more than 45 days after such record date (the "Rights Period") to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the current market price per Common Share on the record date for such issue (each, a "Rights Offering"), then effective immediately after the end of the Rights Period, the Series 2 Warrant Exercise Price would be adjusted to a price determined by multiplying the Series 2 Warrant Exercise Price in effect at the end of the Rights Period by a fraction where (i) the numerator would be the sum of (A) the number of Common Shares outstanding as of the record date and (B) the number determined by dividing (1) either the product of (w) the number of Common Shares issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering and (x) the price at which such Common Shares are issued, or, as the case may be, the product of (y) the number of Common Shares for or into which the convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering are exchangeable or convertible and (z) the exchange or conversion price of the convertible or exchangeable securities so issued, by (2) the current market price per Common Share as of the record date for the Rights Offering, and (ii) the denominator of which shall be the number of Common Shares outstanding (including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering) or which would be outstanding upon the conversion or exchange of all convertible or exchangeable securities issued during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering, as applicable, in each case after giving effect to the Rights Offering.

It is expected that, subject to certain terms and conditions and TSX approval, if the Company fixes a record date for the payment, issue or distribution to all or substantially all of the holders of the Common Shares of (i) a dividend, (ii) cash or assets (including evidences of the Company's indebtedness), or (iii) rights, options, warrants or other securities (including securities convertible into or exchangeable for Common Shares) (each, a “Special Distribution”), the Series 2 Warrant Exercise Price would be adjusted effective immediately after such record date to a price determined by multiplying the Series 2 Warrant Exercise Price in effect on such record date by a fraction where (i) the numerator would be (A) the aggregate value of all Common Shares at the current market price less (B) the fair market value of such cash, assets, rights, options, warrants or securities so paid, issued or distributed less the fair market value of the consideration received therefor by the Company, and (ii) the denominator would be the aggregate value of all Common Shares at the current market price.

The Series 2 Warrants are expected to be subject to a mandatory exercise right that, under certain circumstances, would enable the Company to require holders of the Series 2 Warrants to exercise all, but not less than all, of their Series 2 Warrants.

It is expected that the Series 2 Warrants will provide that if the Company were to (i) issue, declare a dividend (other than dividends paid in the normal course) or make a distribution on its Common Shares in each case payable in Common Shares (or securities exchangeable for or convertible into Common Shares) at no additional cost to all or substantially all of the holders of Common Shares (for greater certainty, other than dividends paid in the normal course in respect of which holders may elect to receive Common Shares), (ii) subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, or (iii) reduce, combine or consolidate its outstanding Common Shares into a lesser number of Common Shares (a "Share Reorganization"), then, effective immediately after the record date or effective date, as the case may be, at which the holders of Common Shares are determined for the purposes of the Share Reorganization, the Series 2 Warrant Exercise Price would be adjusted to a price determined by multiplying the applicable Series 2 Warrant Exercise Price in effect on such effective date or record date by a fraction, the numerator of which would be the number of Common Shares outstanding on such effective date or record date before giving effect to such Share Reorganization and the denominator of which would be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares immediately after giving effect to such Share Reorganization).

The Series 2 Warrants are also expected to provide for a “cashless exercise” feature whereby, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate Series 2 Warrant Exercise Price, in certain circumstances, a holder may elect instead to receive upon such exercise the “net number” of Common Shares determined according to a formula based on the closing price of the Common Shares.

As noted in the table below, if the maximum $43 million principal amount of Series 2 Debentures were issued with the lowest Conversion Price of $0.30 per Common Share (unless adjusted by virtue of the “full-ratchet” anti-dilution provisions as described in "Example G" below), and all of the Series 2 Debentures were converted, and assuming that Common Shares were issued for all interest and Make-Whole Amounts based on the Conversion Price (note however that the market price at the time could be higher or lower than the Conversion Price), an aggregate of up to 244,856,333 additional Common Shares would be issued in connection with the Series 2 Offering.

Example F – Total Share Issuances under the Tranche 2 Offering and the Series 1 Warrants.

Event	Series 2 Warrant Exercise Price	Common Shares issuable under Series 2 Debentures(1)	Common Shares issuable under Series 2 Debenture Interest/Make- Whole(2)	Common Shares issuable on exercise of Series 2 Warrants(1)	Total Common Shares issuable under Tranche 2 Offering(3)	Dilution from Tranche 2 Offering(4)	Common Shares issuable on exercise of Series 1 Warrants	Total Common shares issuable under Tranche 2 Offering and Series 1 Warrants(5)	Dilution from Tranche 2 Offering and Series 1 Warrants(6)
Assuming a Series 2 Debenture Conversion Price of $0.50	$0.60	86,000,000	32,250,000	28,663,800	146,913,800	54.62%	16,796,223	163,710,023	60.86%
Assuming a Series 2 Debenture Conversion Price of $0.40	$0.48	107,500,000	40,312,500	35,829,750	183,642,250	68.27%	16,796,223	200,438,473	74.52%
Assuming a Series 2 Debenture Conversion rice of $0.30	$0.36	143,333,333	53,750,000	47,773,000	244,856,333	91.03%	16,796,223	261,652,556	97.27%

(1)	Assuming the maximum issuance of $43,000,000 principal amount of Series 2 Debentures.
(2)	Assuming a Make-Whole Amount plus interest of $16,125,000, assuming all interest and Make-Whole Amounts are paid in Common Shares at the Conversion Price. The actual interest and Make-Whole Amounts will be based on market price at the time, and subject to a Make-Whole Adjustment (as defined below) in the event the then market price of the Common Shares is greater than the Series 2 Debenture conversion price, which may result in a different number of shares being issued, as further described under “Series 2 Debentures” below.
(3)	The table illustrates the number of Common Shares that would be issuable solely under the Series 2 Debentures and Series 2 Warrants under various Conversion Price scenarios, it does not reflect any adjustments to the Conversion Price or Series 2 Warrant Exercise Price as a result of anti-dilution provisions.
(4)	Based on 268,984,277 Common Shares issued and outstanding as of February 28, 2014, and assuming the full conversion of the Series 2 Debentures, and the assumptions described in notes (1) to (3) above.
(5)	Assuming Disinterested Shareholder Approval of both the Series 1 Warrants and the Tranche 2 Offering are obtained, and the Tranche 2 Offering is completed.
(6)	Based on 268,984,277 Common Shares issued and outstanding as of February 28, 2014, and assuming the full conversion of the Series 2 Debentures, and the assumptions described in notes (1) to (3) and (5) above.

The following table illustrates adjustments under the “full-ratchet” anti-dilution provisions of the Series 2 Debentures, the Series 2 Warrants and the Series 1 Warrants, and assumes the following: (i) the Tranche 2 Offering is fully subscribed for $43 million; (ii) the Series 2 Debentures have an initial Conversion Price of $0.50, (iii) a subsequent issuance of Common Shares or securities convertible into Common Shares occurs under various price scenarios (the “Subsequent Issuance”); (iv) none of the Series 2 Debentures, Series 2 Warrants, or Series 1 Warrants are converted or exercised, as applicable, until after the Subsequent Issuance; and (v) all of the Series 2 Debentures, Series 2 Warrants, or Series 1 Warrants are converted or exercised, as applicable. The following are for example purposes only and if Common Shares were issued at a higher or lower price than indicated below, dilution would decrease or increase accordingly.

Example G – Impact of the “Full-Ratchet” Anti-Dilution Provisions on the Series 2 Debentures, Series 2 Warrants and Series 1 Warrants.

	Series 2 Warrant	Common	Common Shares	Common	Common	Total Common	Dilution
	Exercise Price,	Shares	issuable under	shares	Shares	Shares issuable	from
	Series 1 Warrant	issuable upon	Series 2	issuable upon	issuable upon	under Tranche 2	Tranche 2
Event	Exercise Price	conversion of	Debentures and	exercise of	exercise of	Offering and	Offering and
	and Conversion	the Series 2	Interest/Make-	Series 2	Series 1	Series 1	Series 1
	Price	Debentures	Whole(1)	Warrants	Warrants	Warrants	Warrants(2)
Following a further issuance of Common Shares at $0.50	$0.50	86,000,000	32,250,000	34,396,560	25,597,440	178,244,000	66.27%
Following a further issuance of Common Shares at $0.40	$0.40	107,500,000	40,312,500	42,995,700	31,996,800	222,805,000	82.83%
Following a further issuance of Common Shares at $0.30	$0.30	143,333,333	53,750,000	57,327,600	42,662,400	297,073,333	110.44%
Following a further issuance of Common Shares at $0.20	$0.20	215,000,000	80,625,000	85,991,400	63,993,610	445,610,010	165.66%

(1)	Assuming an initial Conversion Price of $0.50 and a Make-Whole Amount of $16,125,000, conversion of Tranche 2 Debentures and all Make- Whole Amounts are paid in Common Shares at the adjusted Conversion Price. Assumes that none of the Series 2 Debentures, Series 2 Warrants, or Series 1 Warrants are converted or exercised, as applicable, until after the Subsequent Issuance.
(2)	Based on 268,984,277 Common Shares issued and outstanding as of February 28, 2014.

Voting Recommendation

The board of directors of the Company recommends that shareholders consider voting FOR the resolution approving the Tranche 2 Offering (the full text of such resolution is set out in Schedule B).

The Tranche 2 Offering is expected to enable the Company to raise additional financing for working capital purposes, including capital expenditures at the Company’s LDI mine, exploration of the LDI mine at depth and for other general corporate purposes. The capital expenditures associated with the Company’s LDI mine include key expenditures related to enhancements to the ore handling system in order to increase rates of production. In addition, management of the Company currently believes that development of the LDI mine at depth will be critical to satisfying the Company’s financial obligations and for its long term profitability. The Company does not currently have sufficient committed available debt or equity financing in place to pursue exploration of the mine at depth, and the Tranche 2 Offering is expected to allow the Company to conduct additional drilling in support of an anticipated technical study to be undertaken in late 2014, and to continue operations and development activities and fund all of its planned capital expenditures for 2014.

Although the Company will seek to raise up to $43 million in the Tranche 2 Offering, the Company’s ability to continue as a going concern will likely be dependent on the Company securing additional financing in the future. There can be no assurance that the Tranche 2 Offering will be fully subscribed as it is expected that there will be no minimum amount of funds that must be raised under the Tranche 2 Offering, and there can be no assurance that the Tranche 2 Offering will be completed or that any additional financing will be available on acceptable terms, if at all.

3.	Approval of an Alternative Offering

In the event that the Tranche 2 Offering is delayed or abandoned, the Company is reviewing a number of other strategic alternatives, and it is possible that the Company may proceed with an alternative to the Tranche 2 Offering (the “Alternative Offering”). Summarized below are the material terms of the Alternative Offering, subject to such amendments, changes, additions and alterations thereto as the board of directors of the Company may approve, or as may be required by the TSX or any other applicable regulatory authority:

  The Alternative Offering will consist solely of Common Shares and, if applicable, warrants.

  The maximum number of Common Shares issuable in connection with the Alternative Offering (including upon the exercise of warrants issued thereunder, if any) will be 166,666,666 additional Common Shares, representing 61.96% of the total Common Shares issued and outstanding as of February 28, 2014.

  The Common Shares issued under the Alternative Offering may be issued below the market price, and the allowable discount as contemplated by Section 607(e) of the TSX Company Manual, and the warrants may be issued below the market price of the underlying Common Shares, as contemplated by Section 608(a) of the TSX Company Manual.

  The TSX required that a minimum price be presented to shareholders for their approval. The Company has selected $0.30 as the lowest possible issue price of the Common Shares and the exercise price of the warrants under the Alternative Offering in order to avoid requiring an additional shareholder vote if the Tranche 2 resolution is not approved. The $0.30 issue price does not represent the Company’s expectations regarding the Alternative Offering.

  The warrants issued under the Alternative Offering will be substantially identical to the Series 1 Warrants, except they will not contain “full-ratchet” anti-dilution provisions.

  The Alternative Offering will be subject to the Maximum Percentage (as defined above), such that the Alternative Offering will not result in a change of control of the Company, nor will it result in any new insiders of the Company. To the Company’s knowledge, no insiders of the Company are expected participate in the Alternative Offering.

  If the Company proceeds with the Alternative Offering, assuming the Alternative Offering is approved by shareholders, the Company will complete the Alternative Offering within one year of such shareholder approval.

Voting Exclusion. The Alternative Offering is subject to Shareholder approval because the offering price may be below the maximum permitted discount to the market price at the time provided for in Section 607(e) of the TSX Company Manual and because the Alternative Offering may be in excess of 25% of the number of Common Shares currently issued and outstanding, as contemplated by Section 607(c) of the TSX Company Manual. In addition, the “full-ratchet” anti-dilution provisions of the Series 1 Warrants could result in the Series 1 Warrant Exercise Price being below the market price of the underlying Common Shares, as contemplated by Section 608(a) of the TSX Company Manual. As a result, Disinterested Shareholder Approval is also being sought for the Alternative Offering.

Voting Recommendation

The board of directors of the Company recommends that shareholders consider voting FOR the resolution approving the Alternative Offering (the full text of such resolution is set out in Schedule C).

In the event that the Tranche 2 Offering is delayed or abandoned, shareholder approval of the Alternative Offering will give management of the Company the flexibility to seek an alternative to the Tranche 2 Offering in as timely a manner as possible.

There can be no assurance that the Tranche 2 Offering will be fully subscribed, however the Tranche 2 Offering is expected to have similar investors to the Tranche 1 Offering which was successfully completed earlier this year. The board of directors of the Company believes that, if approved, the Tranche 2 Offering has an increased chance of closing and therefore recommends that shareholders consider voting for the Tranche 2 Offering in addition to the Alternative Offering in order to give management of the Company the flexibility to proceed with the Tranche 2 Offering or the Alternative Offering.

Whether or not the Tranche 2 Offering and/or the Alternative Offering are approved, there can be no assurance that other sources of financing will be available to the Company when needed or on terms acceptable to the Company. Failure to obtain necessary financing at the time required may result in the delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, or the loss of one or more of its property interests, and could ultimately cause the Company to cease operations.

4.	Other Matters

Management is not aware of any other matters to come before the Meeting other than those set out in the attached Notice. If other matters come before the Meeting, it is the intention of the persons named in the form of proxy to vote in accordance with their best judgment on such matters.

EQUITY COMPENSATION

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information on the Company’s equity compensation plans as of December 31, 2013.

			Number of securities
			remaining available for
			future issuance under
	Number of securities to	Weighted-average	equity compensation
	be issued upon exercise of	exercise price of	plans (excluding
	outstanding options	outstanding options and rights	securities reflected in
Plan Category	and rights	($)	column 2)
Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	N/A	2,009,355
(b) Stock Option Plan	3,359,221	$1.91	6,240,779
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,359,221	$1.91	8,250,134

Interest of Certain Persons in Matters to be Acted Upon

At the date hereof, to the Company’s knowledge, no person who has been a director or executive officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, has any material interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed in this Circular.

Interest of Certain Persons in Material Transactions

At the date hereof, to the Company’s knowledge, no director or executive officer of the Company or any of its subsidiaries, person or company who beneficially owns, or control or directs, directly or indirectly, more than 10% of the Common Shares, proposed director of the company, nor any director or executive officer of any informed person, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.nap.com. Financial information about the Company is provided in the Company’s comparative annual financial statements and management’s discussion and analysis of operating and financial results (“MD&A”) for its most recently completed financial year.

The Company will provide to any person or company, upon request to its Corporate Secretary at 200 Bay St., Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J2, a copy of the following documents:

(1)	the Company’s latest Annual Report, including MD&A;

(2)	the Company’s latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; and

(3)	the financial statements for the year ended December 31, 2013, together with the report of the auditors thereon, and any interim financial statements filed subsequently.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to shareholders of the Company have been approved by the board of directors of the Company.

DATED at Toronto, Ontario this March 3, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Robert J. Quinn
Robert J. Quinn
Chairman of the Board

SCHEDULE A
RESOLUTION: APPROVAL OF THE EXERCISE OF THE SERIES 1 WARRANTS

RECITALS:

(a)	WHEREAS the Company proposed to offer, in two tranches, convertible unsecured subordinated debentures expiring five years from the date of issue and warrants expiring three years from the date of issue for gross proceeds of up to Cdn.$75 million (the “Offering”);

(b)	AND WHEREAS the first tranche of the Offering consisted of up to Cdn.$32 million aggregate principal amount of 7.5% convertible unsecured subordinated debentures and share purchase warrants (the “Series 1 Warrants”), as described in the amended and restated prospectus supplement of Company dated January 30, 2014, amending and restating the prospectus supplement dated January 28, 2014 to the base shelf prospectus dated February 12, 2013.

BE IT RESOLVED as an Ordinary Resolution that:

1.	The exercise of the Series 1 Warrants be and is hereby approved.

2.	Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

SCHEDULE B
RESOLUTION: APPROVAL OF THE TRANCHE 2 OFFERING

RECITALS:

(a)	WHEREAS the Company proposed to offer, in two tranches, convertible unsecured subordinated debentures expiring five years from the date of issue and warrants expiring three years from the date of issue for gross proceeds of up to Cdn.$75 million (the “Offering”);

(b)	AND WHEREAS the proposed second tranche of the Offering (the “Tranche 2 Offering”) is expected to consist of up to Cdn. $43 million aggregate principal amount of up to 7.5% convertible unsecured subordinated debentures (“Series 2 Debentures”) and share purchase warrants (the “Series 2 Warrants”), as described in the Circular.

BE IT RESOLVED as an Ordinary Resolution that:

1.	The Tranche 2 Offering, including the issuance of the Series 2 Debentures and the issuance of the Series 2 Warrants, be and is hereby approved, subject to such amendments, changes, additions and alterations thereto as the Board of Directors may approve, and are permitted and/or required by the Toronto Stock Exchange or any other applicable regulatory authority.

2.	Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

SCHEDULE C
RESOLUTION: APPROVAL OF AN ALTERNATIVE OFFERING

RECITALS:

(a)	WHEREAS the Company proposed to offer, in two tranches, convertible unsecured subordinated debentures expiring five years from the date of issue and warrants expiring three years from the date of issue for gross proceeds of up to Cdn.$75 million (the “Offering”);

(b)	AND WHEREAS the Company may proceed with an alternative to the second tranche of the Offering (an “Alternative Offering”). As described in the Circular, an Alternative Offering may consist of common shares and/or warrants and be conducted as a private placement or public offering, and may involve potential issuance or exercise prices of as low as $0.30 per common share, and the issuance of up to 166,666,666 additional common shares.

BE IT RESOLVED as an Ordinary Resolution that:

1.	An Alternative Offering be and is hereby approved, subject to such amendments, changes, additions and alterations thereto as the Board of Directors may approve, and are permitted and/or required by the Toronto Stock Exchange or any other applicable regulatory authority.

2.	Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.